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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K



             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1993     Commission File Number 1-973

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     PUBLIC SERVICE ELECTRIC AND GAS COMPANY EMPLOYEE SAVINGS PLAN
     80 PARK PLAZA
     NEWARK, NEW  JERSEY 07101
     MAILING ADDRESS:  P.O. Box 570
     NEWARK, NEW  JERSEY  07101-0570

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




See page 2


















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                                       1

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TWENTIETH CENTURY INVESTORS, INC.          PROVIDENT NATIONAL ASSURANCE
(Equities Growth Fund A)                    COMPANY
4500 MAIN STREET                            (Fixed Income Fund C)
P.O.BOX 419200                              FOUNTAIN SQUARE
KANSAS CITY, MISSOURI 64141-6200            CHATTANOOGA, TENNESSEE 37402

                                           PUBLIC SERVICE ENTERPRISE GROUP
PHOENIX SERIES FUND                         INCORPORATED
(Balanced Fund B)                           (Enterprise Common Stock Fund D)
101 MUNSON STREET                           (ESOP Fund)
GREENFIELD, MASSACHUSETTS 01301             80 PARK PLAZA
                                            NEWARK, NEW JERSEY 07101-1171

THE PRUDENTIAL LIFE INSURANCE COMPANY       BANKERS TRUST COMPANY
OF AMERICA (Fixed Income Fund C)            (Stock Index Equities Fund E)
PRUDENTIAL PLAZA                            280 PARK AVENUE
NEWARK, NEW JERSEY 07101                    NEW YORK, NEW YORK  10017

METROPOLITAN LIFE INSURANCE                 FIDELITY SELECT PORTFOLIOS
COMPANY (Fixed Income Fund C)               (Utilities Equities Fund F)
ONE MADISON AVENUE                          82 DEVONSHIRE STREET
NEW YORK,  NEW YORK 10010-3690              BOSTON, MASSACHUSETTS 02109

PRINCIPAL MUTUAL LIFE INSURANCE             WEISS, PECK AND GREER
COMPANY (Fixed Income Fund C)               (Government Securities Fund G)
THE PRINCIPAL FINANCIAL GROUP               ONE NEW YORK PLAZA
DES MOINES, IOWA 50392-0001                 NEW YORK, NEW YORK  10004

JOHN HANCOCK MUTUAL LIFE
COMPANY (Fixed Income Fund C)
JOHN HANCOCK PLACE
P.O.BOX 111
BOSTON, MASSACHUSETTS 02117

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
                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                             EMPLOYEE SAVINGS PLAN

                                     INDEX


                                                                     PAGE
                                                                     ----

INDEPENDENT AUDITORS' REPORT                                          4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1993 AND 1992                                      5-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1993 and 1992                        9-12

NOTES TO FINANCIAL STATEMENTS                                         13-21

SCHEDULE OF ASSETS HELD FOR INVESTMENT - Item 27a                     22

SCHEDULES OF REPORTABLE TRANSACTIONS - Item 27d                       23

SIGNATURES                                                            24

EXHIBIT INDEX                                                         25

INDEPENDENT  AUDITORS' REPORT

Employee Benefits Committee of
Public Service Electric and Gas Company:


     We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Employee Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment as of December 31, 1993 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE
DELOITTE & TOUCHE

Parsippany, New Jersey
May 20, 1994

                                             PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                      EMPLOYEE SAVINGS PLAN

                                         Statement of Net Assets Available for Benefits
                                                      December 31, 1993
                                                                           Supplemental Information by Fund
                                                      --------------------------------------------------------------------------
                                                      Equities                  Fixed      Enterprise   Stock Index   Utilities
                                                       Growth     Balanced     Income     Common Stock    Equities     Equities
                                          Total        Fund A       Fund B     Fund C        Fund D        Fund E       Fund F
ASSETS                                 ------------  ----------- ----------  -----------  ------------  -----------  -----------
- ------
Investments
Enterprise Common Stock                $ 41,942,976  $           $           $            $ 27,281,344   $           $
Equities Growth Fund                      3,503,930   3,503,930
Balanced Fund                             1,803,232               1,803,232
Insurance Annuity Contracts (GICs)       60,354,003                           60,354,003
Stock Index Equities Fund                10,029,607                                                      10,029,607
Utilities Equities Fund                   2,914,614                                                                    2,914,614
Government Securities Fund                1,326,589
                                       ------------  ----------  ----------  -----------  ------------   ----------   ----------
 Total Investments                      121,874,951   3,503,930   1,803,232   60,354,003    27,281,344   10,029,607    2,914,614

Participant Loans Receivable              4,176,049
Receivables-Interest and Dividends        1,202,648      10,655       4,029      309,692       457,545       15,689      374,556
Cash and Temporary Cash Investments       1,742,300                            1,318 827       420,027
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
* Total Assets                         $128,995,948 $ 3,514,585  $1,807,261  $61,982,522  $ 28,158,916  $10,045,296  $ 3,289,170
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
LIABILITIES
- -----------
Due to active Participants             $    158,586  $    4,408       3,492  $    53,806  $     20,748   $   11,025  $
Purchases of Securities                     840,889                                            456,315                   358,024
Due to (from) Other Funds                                28,162     (16,508)      41,282        85,553       34,637        8,624
Accounts Payable                             10,428         602         274        5,860         1,783        1,245          353
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
 Total Liabilities                        1,009,903      33,172     (12,742)     100,948       564,399       46,907      367,001
NET ASSETS AVAILABLE
FOR BENEFITS                            127,986,045   3,481,413   1,820,003   61,881,574    27,594,517    9,998,389    2,922,169
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
Total Liabilities and Net Assets
Available for Benefits                 $128,995,948  $3,514,585  $1,807,261  $61,982,522  $ 28,158,916  $10,045,296  $ 3,289,170
                                       ============  ==========  ==========  ===========  ============   ==========  ===========

SEE NOTES TO FINANCIAL STATEMENTS

                                PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                          EMPLOYEE SAVINGS PLAN

                         Statement of Net Assets Available for Benefits (Concluded)
                                           December 31,1993
                                        Supplemental Information by Fund (Concluded)
                                        --------------------------------------------
                                        Government
                                        Securities                Trust Loan
                                          Fund G    ESOP Fund        Fund
                                        ----------- ------------  -----------
ASSETS
- ------
Investments
Enterprise Common Stock                 $            $14,661,632  $
Equities Growth Fund
Balanced Fund
Insurance Annuity Contracts (GICs)
Stock Index Equities Fund
Utilities Equities Fund
Government Securities Fund                1,326,589
                                        -----------  -----------  ----------
 Total Investments                        1,326,589   14,661,632
Participant Loans Receivable                                       4,176,049
Receivables-Interest and Dividends           30,468           14
Cash and Temporary Cash Investments                        3,446
                                       ------------  -----------   ---------
 Total Assets                          $  1,357,057  $14,665,092  $4,176,049
                                       ------------  -----------   ---------
LIABILITIES
- -----------
Due to active Participants             $             $    65,107  $
Purchases of Securities                      26,550
Due to (from) Other Funds                    (5,517)         (27)   (176,206)
Accounts Payable                                311
                                       ------------   ---------- -----------
 Total Liabilities                           21,344       65,080    (176,206)
NET ASSETS AVAILABLE
FOR BENEFITS                              1,335,713   14,600,012   4,352,255
                                       ------------  -----------  ----------
Total Liabilities and Net Assets
Available for Benefits                 $  1,357,057  $14,665,092  $4,176,049
                                       ============  ===========  ==========

SEE NOTES TO FINANCIAL STATEMENTS

                                             PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                     EMPLOYEE SAVINGS PLAN

                                        Statement of Net Assets Available for Benefits
                                                       December 31,1992
                                                                           Supplemental Information by Fund
                                                      --------------------------------------------------------------------------
                                                      Equities                  Fixed      Enterprise   Stock Index   Utilities
                                                       Growth     Balanced     Income     Common Stock    Equities     Equities
                                          Total        Fund A       Fund B     Fund C        Fund D        Fund E       Fund F
ASSETS                                 ------------  ----------- ----------  -----------  ------------  -----------  -----------
- ------
Investments
Enterprise Common Stock                $ 39,686,911  $           $           $            $ 24,090,713   $           $
Equities Growth Fund                      2,015,779   2,015,779
Balanced Fund                               920,077                 920,077
Insurance Annuity Contracts (GICs)       50,366,738                           50,366,738
Stock Index Equities Fund                 6,973,002                                                       6,973,002
Utilities Equities Fund                   1,170,637                                                                    1,170,637
Government Securities Fund                  583,594
                                       ------------  ----------  ----------  -----------  ------------   ----------   ----------
 Total Investments                      101,716,738   2,015,779     920,077   50,366,738    24,090,713    6,973,002    1,170,637

Participant Loans Receivable              2,787,130
Receivables-Interest and Dividends        1,037,788        (190)     33,469      221,456       609,877       13,730        9,178
Cash and Temporary Cash Investments           5,137           0           0            0           153            0            0
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
* Total Assets                         $105,546,793 $ 2,015,589 $   953,546 $ 50,588,194 $  24,700,743  $ 6,986,732 $  1,179,815
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
LIABILITIES
- -----------
Due to Participants                    $    989,232  $    6,141       5,911  $   527,583  $    160,899   $   35,120  $     1,171
Purchases of Securities                     452,180                  26,582                    413,560
Due to (from) Other Funds                               (72,735)    (19,746)     131,326       370,037      (49,350)     (84,588)
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
 Total Liabilities                        1,441,412     (66,594)     12,747      658,909       944,496      (14,230)     (83,417)
NET ASSETS AVAILABLE
FOR BENEFITS                            104,105,381   2,082,183     940,799   49,929,285    23,756,247    7,000,962    1,263,232
                                       ------------  ----------  ----------  -----------  ------------   ----------  -----------
Total Liabilities and Net Assets
Available for Benefits                 $105,546,793  $2,015,589  $  953,546  $50,588,194  $ 24,700,743   $6,986,732  $ 1,179,815
                                       ============  ==========  ==========  ===========  ============   ==========  ===========

SEE NOTES TO FINANCIAL STATEMENTS

                                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                               EMPLOYEE SAVINGS PLAN

                             Statement of Net Assets Available for Benefits (Concluded)
                                               December 31,1992
                                        Supplemental Information by Fund (Concluded)
                                        --------------------------------------------
                                        Government
                                        Securities                Trust Loan
                                          Fund G    ESOP Fund        Fund
                                        ----------- ------------  -----------
ASSETS
- ------
Investments
Enterprise Common Stock                 $            $15,596,198  $
Equities Growth Fund
Balanced Fund
Insurance Annuity Contracts (GICs)
Stock Index Equities Fund
Utilities Equities Fund
Government Securities Fund                  583,594
                                        -----------  -----------  ----------
 Total Investments                          583,594   15,596,198           0
Participant Loans Receivable                                       2,787,130
Receivables-Interest and Dividends           17,705      132,563
Cash and Temporary Cash Investments                        4,984
                                       ------------  -----------   ---------
 Total Assets                          $    601,299  $15,733,745  $2,787,130
                                       ------------  -----------   ---------
LIABILITIES
- -----------
Due to Participants                    $     17,179  $   235,228  $
Purchases of Securities                      12,038
Due to (from) Other Funds                   (51,311)      52,289    (275,922)
                                       ------------   ---------- -----------
 Total Liabilities                          (22,094)     287,517    (275,922)
NET ASSETS AVAILABLE
FOR BENEFITS                                623,393   15,446,228   3,063,052
                                       ------------  -----------  ----------
Total Liabilities and Net Assets
Available for Benefits                 $    601,299  $15,733,745  $2,787,130
                                       ============  ===========  ==========

SEE NOTES TO FINANCIAL STATEMENTS

                                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                     EMPLOYEE SAVINGS PLAN

                                   Statement of Changes in Net Assets Available for Benefits
                                                      December 31,1993
                                                                          Supplemental Information by Fund
                                                      ------------------------------------------------------------------------
                                                      Equities                 Fixed      Enterprise   Stock Index   Utilities
                                                       Growth     Balanced     Income     Common Stock    Equities    Equities
                                           Total       Fund A      Fund B      Fund C        Fund D        Fund E      Fund F
                                        ------------ ----------  ----------  -----------  -----------  -----------  ----------
ADDITIONS
- ---------
Participant Deposits                    $ 18,038,129 $1,157,304   $ 567,298  $10,676,400  $ 2,608,168   $1,952,865  $  747,871
Addition to Trust Loan Fund                2,712,252
Employer Contributions                     4,039,976    240,564     121,763    2,465,262      581,839      412,534     150,258
Interfund Transfers - net                               (26,621)    169,501   (1,117,837)     (92,738)     377,378     678,761
Participant Loan Repayments                              94,691      43,979      881,011      177,996      164,515      41,136
 Total Deposits and                     ------------ ----------   ---------  -----------  -----------   ----------  ----------
Contributions                             24,790,357  1,465,938     902,541   12,904,836    3,275,265    2,907,292   1,618,026
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Income
Interest                                   3,900,526                           3,899,073        1,213
Dividends                                  3,685,716    372,225      84,603                 1,742,504           38     377,991
Loan Interest Income                         215,211     13,124       6,129      133,454       27,499       25,053       6,774
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
 Total Income                              7,801,453    385,349      90,732    4,032,527    1,771,216       25,091     384,765
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Net Appreciation (Depreciation)
 of Investment                             1,616,271   (233,430)     (3,851)                  716,928      813,700    (225,924)
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Total Additions                           34,208,081  1,617,857     989,422   16,937,363    5,763,409    3,746,083   1,776,867
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
DEDUCTIONS
Withdrawals                                6,583,739     92,960      59,499    3,414,652    1,424,110      370,906      47,133
Dividends paid                             1,020,792
Participant Loans                          2,712,252    125,065      50,445    1,564,562      499,246      376,505      70,346
Other                                         10,634        602         274        5,860        1,783        1,245         451
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
 Total Deductions                         10,327,417    218,627     110,218    4,985,074    1,925,139      748,656     117,930
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                   23,880,664  1,399,230     879,204   11,952,289    3,838,270    2,997,427   1,658,937

Net Assets Available for Benefits
Beginning of period                      104,105,381  2,082,183     940,799   49,929,285   23,756,247    7,000,962   1,263,232
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Net Assets Available for Benefits
End of Period                           $127,986,045 $3,481,413  $1,820,003  $61,881,574  $27,594,517   $9,998,389  $2,922,169
                                        ============ ==========   =========  ===========  ===========   ==========  ==========

SEE NOTES TO FINANCIAL STATEMENTS

                                                 PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                        EMPLOYEE SAVINGS PLAN

                                 Statement of Changes in Net Assets Available for Benefits (Concluded)
                                                           December 31,1993
<CAPTION
                                        Supplemental Information by Fund (Concluded)
                                        -------------------------------------------
                                        Government
                                        Securities               Trust Loan
                                          Fund G    ESOP Fund        Fund
                                       -----------  ------------ ------------
ADDITIONS
- ---------
Participant Deposits                   $  328,223  $             $
Addition to Trust Loan Fund                                         2,712,252
From Thrift & Tax-Deferred Savings Plan
Employer Contributions                     67,756
Interfund Transfers - net                 270,584      (259,028)
Participant Loan Repayments                19,721                  (1,423,049)
 Total Deposits and                    ----------  ------------  ------------
Contributions                             686,284      (259,028)    1,289,203
                                       ----------  ------------  ------------
Income
Interest                                                    240
Dividends                                  87,563     1,020,792
Loan Interest Income                        3,178
                                       ----------  ------------  ------------
 Total Income                              90,741     1,021,032
                                       ----------  ------------  ------------
Net Appreciation (Depreciation)
 of Investments                           (19,502)      568,350
                                       ----------  ------------  ------------
Total Additions                           757,523     1,330,354     1,289,203
                                       ----------  ------------  ------------
DEDUCTIONS
Withdrawals                                18,701     1,155,778
Dividends paid                                        1,020,792
Participant Loans                          26,083
Other                                         419
                                       ----------  ------------  ------------
 Total Deductions                          45,203     2,176,570
                                       ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                   712,320      (846,216)    1,289,203

Net Assets Available for Benefits
Beginning of period                       623,393    15,446,228     3,063,052
                                       ----------   -----------  ------------
Net Assets Available for Benefits
End of Period                          $1,335,713  $ 14,600,012  $  4,352,255
                                       ==========  ============  ============

SEE NOTES TO FINANCIAL STATEMENTS

                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                               EMPLOYEE SAVINGS PLAN

                                      Statement of Changes in Net Assets Available for Benefits (Continued)
                                                               December 31,1992
                                                                           Supplemental Information by Fund (Continued)
                                                      ------------------------------------------------------------------------
                                                      Equities                 Fixed      Enterprise   Stock Index   Utilities
                                                       Growth     Balanced     Income     Common Stock    Equities    Equities
                                           Total       Fund A      Fund B      Fund C        Fund D        Fund E      Fund F
                                        ------------ ----------  ----------  -----------  -----------  -----------  ----------
ADDITIONS
- ---------
Participant Deposits                    $ 15,218,105 $  714,797   $ 280,279  $10,198,406  $ 1,985,553   $1,530,257  $  320,423
Addition to Trust Loan Fund                2,102,392
From Thrift & Tax-Deferred Savings Plan        7,835                                            7,835
Employer Contributions                     2,949,412    133,998      51,395    2,000,087      390,252      283,582      57,169
Interfund Transfers - net                             1,206,631     581,390   (1,094,289)  (1,333,641)      36,044     817,740
Participant Loan Repayments                              47,023      22,882      572,797      104,029      103,689      19,278
 Total Deposits and                     ------------ ----------   ---------  -----------  -----------   ----------  ----------
Contributions                             20,277,744  2,102,449     935,946   11,677,001    1,154,028    1,953,572   1,214,610
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Income
Interest                                   3,399,610          1           3    3,396,609        2,678            0           1
Dividends                                  2,913,057     28,947      36,826                 1,599,253           11      70,662
Loan Interest Income                         166,422      8,099       2,686      113,190       19,669       19,110       2,529
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
 Total Income                              6,479,089     37,047      39,515    3,509,799    1,621,600       19,121      73,192
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Net Appreciation (Depreciation)
  of Investments                           2,334,878     49,209      16,626            0    1,195,481      478,623      12,874
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Total Additions                           29,091,711  2,188,705     992,087   15,186,800    3,971,109    2,451,316   1,300,676
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
DEDUCTIONS
Withdrawals                                6,800,850     38,283      12,608    3,430,379    1,237,034      294,348       4,925
Dividends paid                             1,148,312
Participant Loans                          2,102,392     68,239      38,680    1,387,506      339,300      230,741      32,483
To Thrift & Tax-Deferred Savings Plan            229                                 229
Other                                             72                                                                        36
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
 Total Deductions                         10,051,855    106,522      51,288    4,818,114    1,576,334      525,089      37,444
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                   19,039,856  2,082,183     940,799   10,368,686    2,394,775    1,926,227   1,263,232

Net Assets Available for Benefits
Beginning of period                       85,065,525          0           0   39,560,599   21,361,472    5,074,735
                                        ------------ ----------   ---------  -----------  -----------   ----------  ----------
Net Assets Available for Benefits
End of Period                           $104,105,381 $2,082,183   $ 940,799  $49,929,285  $23,756,247   $7,000,962  $1,263,232
                                        ============ ==========   =========  ===========  ===========   ==========  ==========

SEE NOTES TO FINANCIAL STATEMENTS

                                                 PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                           EMPLOYEE SAVINGS PLAN

                                 Statement of Changes in Net Assets Available for Benefits (Concluded)
                                                             December 31,1992
                                        Supplemental Information by Fund (Concluded)
                                        -------------------------------------------
                                        Government
                                        Securities               Trust Loan
                                          Fund G    ESOP Fund        Fund
                                       -----------  ------------ ------------
ADDITIONS
- ---------
Participant Deposits                   $  188,390  $             $
Addition to Trust Loan Account                                      2,102,392
From Thrift & Tax-Deferred Savings Plan
Employer Contributions                     32,929
Interfund Transfers - net                 389,303      (603,178)
Participant Loan Repayments                 9,717                    (879,415)
 Total Deposits and                    ----------  ------------  ------------
Contributions                             620,339      (603,178)    1,222,977
                                       ----------  ------------  ------------
Income
Interest                                        1           317
Dividends                                  29,046     1,148,312
Loan Interest Income                        1,139
                                       ----------  ------------  ------------
 Total Income                              30,186     1,148,629             0
                                       ----------  ------------  ------------
Net Appreciation (Depreciation)
 of Investments                            (3,289)      585,354
                                       ----------  ------------  ----------
Total Additions                           647,236     1,130,805   1,222,977
                                       ----------  ------------  ----------
DEDUCTIONS
Withdrawals                                18,364     1,764,909
Dividends paid                                        1,148,312
Participant Loans                           5,443
To Thrift & Tax-Deferred Savings Plan
Other                                          36             0
                                       ----------  ------------  ----------
 Total Deductions                          23,843     2,913,221           0
                                       ----------  ------------  ----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                   623,393    (1,782,416)  1,222,977

Net Assets Available for Benefits
Beginning of period                             0    17,228,644   1,840,075
                                       ----------   ---------  -----------
Net Assets Available for Benefits
End of Period                          $  623,393  $ 15,446,228  $3,063,052
                                       ==========  ============  ==========

SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the Public Service Electric and Gas Company Employee Savings Plan (Plan) to encourage thrift and savings by eligible bargaining unit employees of the Company (Eligible Employees). It was first offered to Eligible Employees in November 1987 as a result of collective bargaining, and contributions began in January 1988. The Plan was last amended November 16, 1993, effective February 1, 1994. Participation in the Plan is entirely voluntary, except with respect to those employees who participate in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in the Company's TRASOP and/or PAYSOP, which plans were merged into the Plan. Eligible Employees are those employees covered by a collective bargaining agreement and who have completed 1,000 hours of service with the Company. Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Company's Employee Benefits Committee (Committee), the Plan Administrator. The Plan's Trust Fund consists of the Savings Account Fund and the ESOP Fund, which are separately maintained.

Under the Plan, participating Eligible Employees (Participants) may elect to make basic deposits to Investment Funds of such Participants' choosing within the Savings Account of 1%, 2%, 3%, 4%, or 5% of their compensation (Basic Deposits), and the Company will contribute an amount equal to 35% thereof (effective 5/1/93; 45%, effective 5/1/94 and 50%, effective 5/1/95), subject to certain exceptions and limitations (Company Contributions). In addition, Participants may elect to make supplemental deposits to their Savings Accounts in increments of 1% of Compensation up to an additional 10% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Company Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

The maximum amount of Deferred Deposits to a Participant's Savings Account may have to be limited to less than 15% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Savings Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively.

Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Savings Account Deposits are made through payroll deductions by the Company or rollover contributions from other qualified plans. Deposits by Participants and Company Contributions are transferred to a Trustee and separately held in the Plan's Savings Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Participants are entitled to choose from among the Investment Funds offered under the Plan in which to invest Deposits and Company Contributions.

Bankers Trust Company is the Trustee of the Trust Fund established pursuant to the Plan.

Loan Provisions

The Trustee may, subject to the approval of the Company's Director - Corporate Benefits Planning and Services, lend a Participant an amount up to 50% of the value of the vested portion of such Participant's Savings Account and ESOP, but no more than the aggregate value of such Participant's Savings Account or $ 50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments of 12, 24, 36, 48 or 60 months as selected by the Participant. However, a Participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Savings Account and repayments of principal of any loan, together with interest thereon, are invested in the Savings Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Company Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration interest rates currently then being charged. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During all of 1993, the rate of interest on loans granted to Participants, was 6%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans)

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Dividends and Interest

Dividends, interest, and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Fund. (See Expenses of Plan, below.)

All Deposits and Company Contributions to Fixed Income Fund C earn interest at the composite rate of all Guaranteed Investment Contracts of insurance companies
(GICs) in which the assets of such fund are then invested. Such rate varies, as such GICs mature or are entered into and as Deposits and Company Contributions are made to and withdrawn from such GICs. Under the GICs in effect during 1993, the composite rate of interest earned by such assets so invested was not less than 7.0%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of PSE&G, held for their ESOP Account.

Valuation of Investments

Investments of Equities Growth Fund A, Balanced Fund B, Enterprise Common Stock Fund D, Stock Index Equities Fund E, Utilities Equities Fund F, Government Securities Fund G and starting February 1, 1994 International Stock Fund H, and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The Plan has invested the assets of Fixed Income Fund C in GICs. The value of Fixed Income Fund C is based on the contract value of all GICs in which the assets of the fund are invested. Temporary investments are valued at cost which approximates fair market value. Securities transactions are accounted for on the trade date.

The Plan's financial statements have been prepared in accordance with financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) as permitted by the applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's
(DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and ending of the Plan year.

Expenses of Plan

All expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by PSE&G.

The assets of Common Stock Fund D and the ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for Fund D are purchased by the Trustee either directly from Enterprise at its sole discretion, or on the open market through a broker or, starting in 1994, acquired through an intra-plan transfer from the ESOP Fund. All shares sold for Common Stock Fund D and the ESOP Fund are sold by the Trustee on the open market through a broker. Brokerage commissions and taxes are paid by the Participants. However, starting in 1994, in situations where the ESOP is in a "sell" position and Fund D is in a "buy" position, Fund D will buy from the ESOP at the closing price on the N.Y. Stock Exchange. In such case, no brokerage commissions will be charged in the transaction.

Loans

A loan to a Participant is considered an investment of such Participant's Savings Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Savings Account. Repayments of the principal amount of the loan are credited to each such sub-account, and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then current-investment direction for Deposits and Company Contributions.

Loan amounts are taken from sub-accounts of a Participant's Savings Account in the following order:

(a)  Deferred Deposits
(b)  Unmatured vested Employer Contributions
(c)  Matured vested Employer Contributions
(d)  Rollover Contributions
(e)  Unmatured post-1986 Nondeferred Deposits
(f)  Matured post-1986 Nondeferred Deposits
(g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan Provisions).

Interfund Transfers - ESOP Account to Thrift Account

Participants are permitted to transfer all, but not less than all, shares from their ESOP Accounts to their Savings Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Account and invest the proceeds in the Savings Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock so transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Vesting

Company Contributions to a Participant's Savings Account are immediately vested upon a Participant's completion of five years of service with the Company or when a Participant is eligible for an immediately payable retirement benefit, attains age 65, is disabled, is laid off or dies. All amounts credited to a Participant's ESOP Account are fully vested.

Penalties upon Withdrawal

If a Participant withdraws his entire vested Company Contributions and/or Deposits before they have been in the Plan for two full calendar years, such Participant loses the matching Company Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Non-Deferred Deposits and Company Contributions are made as soon as practicable after such elections are received by the Plan Administrator. Non-Deferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC. Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Benefits Payable

In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1993, the net assets available for benefits included benefits of $747,418 due to Participants who have withdrawn from active participation in the Plan.

 3.   INVESTMENTS

The financial statements of the Plan include the following:

a.    Savings Account Investment Funds

(1) The assets of Equities Growth Fund A are invested in the capital stock of the Twentieth Century Investors Inc. Growth Fund (the "Twentieth Century Growth Fund") a no-load, open-ended investment company or mutual fund. The prospectus for the Twentieth Century Growth Fund indicates that such fund invests primarily in the common stock of companies considered by its investment manager to have above average potential for capital appreciation.

(2) The assets of Balanced Fund B are invested in the capital stock of Phoenix Series Fund Balanced Series (the "Phoenix Balanced Fund") a no-load, open-ended investment company or mutual fund . The prospectus for the Phoenix Balanced Fund indicates that such fund invests primarily in a combination of equity and fixed income debt securities that its investment manager expects to provide current income along with long-term capital growth and conservation of capital.

(3) The assets of Fixed Income Fund C are invested in GICs with various insurance companies which contractually provide for a guarantee of principal and interest for the respective contract periods.

   The following GICs are continuing:

   (i) A four and one-half year contract expiring June 30, 1996 and a five and one-half year contract expiring June 30, 1997, with Provident National Assurance Company, effective interest rates of 6.62% and 6.80%, respectively.

   (ii) A four year contract which will expire on December 31, 1997, with Metropolitan Life Insurance Company, net effective interest rate of 5.72%.

   (iii) A four year contract with The Prudential Life Insurance Company of America, which will expire on December 31, 1994, net effective interest rate of 8.98%.

   (iv) A four year contract with John Hancock Mutual Life, which will expire January 2, 1996, net effective interest rate of 6.10%.

    (v) A five year contract with Principal Mutual Life, which will expire December 31, 1996, net effective interest rate of 6.80%.

(4) The assets of Enterprise Common Stock Fund D are invested by the Trustee in Enterprise Common Stock.

(5) The assets of Stock Index Equities Fund E are invested by the Trustee in BT Pyramid Equity Index Fund ("Stock Index Equities Fund"), a commingled stock index equities fund managed by Bankers Trust Company so as to achieve the approximate return of the Standard and Poor's
       500 Composite Stock Price Index.

(6) The assets of Utilities Equities Fund F are invested in the capital stock of Fidelity Select Portfolios Fund's Utilities Portfolio (the "Fidelity Utilities Fund") a no-load, open-ended investment company or mutual fund. The prospectus for the Fidelity Utilities Fund indicates that such fund invests primarily in equity securities of gas and electric utility companies and companies engaged in the communications field. The Fidelity Utilities Fund may, from time to time, include shares of Enterprise Common Stock or PSE&G preferred stock.

(7) The assets of Government Securities Fund G are invested in the capital stock of Weiss, Peck and Greer Mutual Fund's Government Securities Fund (the " WPG Government Securities Fund") a no-load, open-ended investment company or mutual fund. The prospectus for the WPG Government Securities Fund indicates that such fund invests primarily in debt obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities which have remaining maturities of one year or more.

b. ESOP Fund

Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the bargaining unit portions of the PSE&G's former TRASOP and PAYSOP. No additional contributions in or transfers into the ESOP Fund are presently permitted or were allowed during 1993.

c.   PARTICIPANTS
                                                    Participants
                                                 As of December 31,
                                                 ------------------
                                         1993           1992          1991
                                         ----           ----          ----
Total Plan Participants                  7,965         7,209          7,126

Participants by Fund

Equities Growth Fund A (1)               1,020           758
Balanced Fund B (1)                        660           439
Fixed Income Fund C                      4,942         4,807          4,579
Enterprise Common Stock Fund D           2,987         2,704          2,530
Stock Index Equities Fund E              1,850         1,585          1,347
Utilities Equities Fund F (1)              896           519
Government Securities Fund G (1)           415           290
ESOP Fund                                1,690         1,822          2,073
- ---------------------
(1) New investment option in 1992


4. UNIT VALUE INFORMATION - SAVINGS ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined the last business day of each month and starting February 1, 1994 will be determined at the end of each business day (Valuation Date) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Savings Account monthly and starting February 1, 1994 will be allocated at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for the month and starting February 1, 1994 for each business day and the related Company Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Savings Account including interest earned thereon during the month or business day, respectively, by the unit value determined as of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan, or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned, or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The Investment Fund unit information as of the last business day of each year is as follows:

Investment Fund                 Year       Unit Value*      Number of Units
- ---------------                 ----       ----------       ---------------
                                           (Dollars)
Equities Growth Fund A (1)       1993      10.000000            347,435.857
                                 1992       1.024268          2,032,849.041

Balanced Fund B (1)              1993      10.000000            181,026.753
                                 1992       1.079134            871,809.551


Fixed Income Fund C              1993      10.000000          2,747,032.952
                                 1992       1.561574         31,973,690.038
                                 1991       1.443844         27,399,496.437

Enterprise Common Stock Fund D   1993      10.000000          6,143,922.175
                                 1992       1.794902         13,235,402.932
                                 1991       1.581855         13,504,065.325

Stock Index Equities Fund E      1993      10.000000            998,756.270
                                 1992       2.043185          3,426,494.513
                                 1991       1.892686          2,681,233.679

Utilities Equities Fund F (1)    1993       9.699076            301,270.143
                                 1992       1.067409          1,183,456.011

Government Securities Fund G (1) 1993      10.000000            133,564.887
                                 1992       1.076746            578,960.254
- -------------------------------
  * 1993 Unit Values changed from 1992 as a result of a change in record keeper in 1993.

(1)  New investment option in 1992


ESOP ACCOUNT VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:

                      Year      Price per share    Number of Shares
                      ----      ---------------    ----------------
ESOP Fund              1993          $32.000             451,466
                       1992          $30.875             500,283
                       1991          $29.375             586,507

5. FEDERAL INCOME TAXES

The Internal Revenue Service determined that the Plan and its related Trust, including the portions of the former TRASOP and PAYSOP applicable to bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. Participants are not taxed either on Company Contributions or on the earnings credited to their Savings Account, until distribution of such Savings Account.

6. COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However it is not subject to the funding requirements of Title I, and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

7. SUBSEQUENT EVENTS

The assets of Fixed Income Fund C will be invested after December 31, 1993 in GICs with the following insurance company which contractually provides for a return of principal and a fixed interest rate for the contract period:

   Effective January 1, 1994, a five year contract expiring January 4, 1999 with Allstate Life Insurance Company, effective interest rate of 5.65%.

   Starting February 1, 1994 three new investment funds will become available:

(1) The assets of Stock Index Equities Fund E will be switched from the BT Pyramid Equity Index Fund to the BT Institutional Equity 500 Index Fund, a fund with similar investment objectives, that will enable the recordkeeper to provide Participants with daily valuations.

(2) The assets of Utilities Equities Fund F will be switched from Fidelity Select Portfolios Fund's Utilities Portfolio to the Fidelity Utilities Income Fund, a fund with similar investment objectives, that will enable the recordkeeper to provide Participants with daily valuations.

(3) The assets of International Stock Fund H will be invested in the capital stock of T. Rowe Price International Stock Funds, Inc. (the "T. Rowe Price International Stock Fund") a no-load, open-ended investment company or mutual fund. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established non-U.S. companies.

                                        PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                  EMPLOYEE SAVINGS PLAN
                                  SCHEDULE OF ASSETS HELD FOR INVESTMENT - ITEM 27a
                                                   DECEMBER 31, 1993

Identity of Issue                        Units/Shares    Historical Cost   Market Value
- -----------------                        ------------    ---------------   ------------
Equities Growth Fund A                      156,425        $3,700,346      $3,503,930
                                            -------        ----------      ----------
Balanced Fund B                             112,491        $1,798,426      $1,803,232
                                            -------        ----------      ----------
Fixed Income Fund C (Insurance
 Annuity Contracts-GICs)
Provident National Assurance Company
 6.80%, four and one-half year contract
 expiring 6/30/97                                9,525,088        $9,525,088       $9,525,088
6.62%, four and one half-year contract
 expiring 6/30/96                                5,302,056        $5,302,056       $5,302,056
Metropolitan Life Insurance Company
 8.39%, four-year contract expiring
 1/1/94                                          8,468,689        $8,468,689       $8,468,689
 5.72%, four and one-half year contract
 expiring 12/31/97                               7,507,842        $7,507,842       $7,507,842
Prudential Life Insurance Company
 8.98%, four-year contract expiring
 12/31/94                                       10,471,131       $10,471,131      $10,471,131
Principal Mutual Life Insurance Company
 6.80%, five-year contract expiring
 12/31/96                                        8,505,828        $8,505,828       $8,505,828

John Hancock Mutual Life Insurance Company
 6.10%, four-year contract expiring
 1/2/96                                         10,573,369       $10,573,369      $10,573,369
                                                ----------       -----------      -----------
                                                60,354,003       $60,354,003      $60,354,003
                                                ----------       -----------      -----------
Equities Fund D (Common Stock
 of Public Service Enterprise
 Group, Inc.)                                      852,542       $24,063,520      $27,281,344
                                                ----------       -----------      -----------
Equities Fund E (BT Pyramid Equity
 Index Fund)                                        10,145        $7,895,960      $10,029,607
                                                ----------       -----------     ------------
Utilities Equities Fund F                           77,558        $3,136,789       $2,914,614
                                                ----------       -----------     ------------
Government Securities Fund G                       127,926        $1,350,312       $1,326,589
                                                ----------       -----------     ------------
Employee Stock Ownership Plan (Common
 Stock of Public Service Enterprise
 Group, Inc.)                                      458,176         $5,194,465      $14,661,632
                                                                  -----------     ------------
Total Investments                                                $107,493,821     $121,874,951
Loans to Participants                                              $4,176,049       $4,176,049
                                                                 ------------     ------------
Total Assets Held for Investment                                 $111,669,870     $126,051,000
                                                                 ============     ============

Required by Department of Labor Regulation 2520.103-10(b)(6).103-6



                         PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                  EMPLOYEE SAVINGS PLAN
               SCHEDULE OF REPORTABLE CUMULATIVE TRANSACTIONS FOR THE YEAR
                           ENDED DECEMBER 31, 1993* - Item 27d

                              Number      Number      Value      Value
                               of          of          of        of Net
Security                     Purchases     Sales     Purchases    Sales      Gain(Loss)
                             ---------   ---------   ----------  ---------   ---------
Investment Contracts:
Metropolitan Life
 Insurance Company              28            7       $8,395,439               $887,597
Provident National
 Assurance Company              50            6      $14,020,817             $9,912,905
BT Pyramid Directed Account
 Cash Fund                     161          127       $6,492,124             $4,754,961



           SCHEDULE OF REPORTABLE INDIVIDUAL TRANSACTIONS FOR THE YEAR
                            ENDED DECEMBER 31, 1993*

NONE


* Reportable transactions as required by ERISA consist of any transaction or series of transactions within the plan year with the same person or entity which, when aggregated, involves an amount that is in excess of 5% of the current value of plan assets at the beginning of the plan year.

                                  SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.








                                   Public Service Electric and Gas Company
                                           Employee Savings Plan
                                   ---------------------------------------
                                                (Name of Plan)




                                   By        MARTIN P. MELLETT
                                   ---------------------------------------
                                             MARTIN P. MELLETT
                                          Chairman of the Employee
                                              Benefits Committee




Date: May 20, 1994

EXHIBIT INDEX
             Exhibit Number
- -----------------------------------------
   1             Public Service Electric and Gas
                 Company Employee Savings Plan,
                 Restated and Amended November 16,
                 1993 effective as of February 1,
                 1994
   2             Independent Auditors' Consent